January 16, 2018

VIA EDGAR SUBMISSION

Ms. Celeste Murphy

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington D.C. 20549

Re:	Addentax Group Corp.
Current Report on Form 8-K
Filed September 25, 2017
File No. 333-206097

Dear Ms. Murphy:

We are in receipt of your comment letter dated January 10, 2018, regarding the above referenced filing of Addentax Group Corp (the “Company”).

The Company is working expeditiously to respond to the Staff’s comments. However, as discussed with Mr. Gregory Dundas, in order to fully address the comments, the Company believes that it will require additional time to consider and respond to the Staff’s questions in consultation with the Company’s new auditors. Accordingly, we respectfully request an extension of time to Tuesday, March 13, 2018.

We appreciate the Staff’s assistance in this matter. Should you have any questions that require further information, please feel free to contact our counsel, Ying Li Esq., by phone at (201) 912-1668 or email at yli@htflawyers.com. If you have any issue with the proposed extension, I would greatly appreciate your contacting Ms. Li at your earliest convenience.

Thank you for your consideration of our request.

Very truly yours,

/s/ Hong Zhida
Hong Zhida
President and Chief Executive Officer

cc:	Ying Li
Guillaume de Sampigny